April 24, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Cara Wirth

Re:	Sharing Services Global Corporation
Registration Statement on Form S-1
File No. 333-271184

Dear Ms. Cara Wirth:

Reference is made to the Registration Statement on Form S-1 (File No. 333-271184) (as amended to date, the “Registration Statement”) filed by Sharing Services Global Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

DSS, Inc. (“DSS”) has set April 28, 2023 as the record date for the distribution of 280,528,500 shares of the Company’s common stock (the “Shares”), which is expected to occur at 5:00 p.m. Eastern time on May 4, 2023. DSS and the Company would like for the Shares to commence trading on the OTCQB Marketplace on a “when issued” basis as soon as practicable and potentially as early as April 27, 2023, one business day prior to the record date. Accordingly, the Company hereby requests that the effectiveness of the Registration Statement be accelerated such that it be declared effective as of 4:30 p.m. Eastern time on April 25, 2023, or as soon thereafter as practicable.

If you have any questions or require any additional information regarding this request, please contact Darrin M. Ocasio of Sichenzia Ross Ference LLP at (212) 398-1493 or Jay K. Yamamoto of Sichenzia Ross Ference LLP at (212)-930-9700. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Darrin M. Ocasio or Mr. Jay K. Yamamoto and that such effectiveness also be confirmed in writing to the address above.

Very truly yours,

Sharing Services Global Corporation

By:	/s/ John Thatch
John Thatch
Chief Executive Officer and Vice Chairman of the Board of Directors (Principal Executive Officer)

By:	/s/ Anthony S. Chan
Anthony S. Chan
Chief Financial Officer (Principal Financial Officer)

Cc:	Frank D. Heuszel (DSS Inc.)
Darrin M. Ocasio (Sichenzia Ross Ference LLP)
Jay K. Yamamoto (Sichenzia Ross Ference LLP)